March 15, 2016

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Anu Dubey of the Division of Investment Management with respect to the Trust’s Annual Report for the various series of the Trust (each series, a “Fund” and collectively, the “Funds”) for the fiscal year ended October 31, 2015. Set forth below are the staff’s verbal comments together with the Trust’s responses to the comments provided on Form N-CSR of the Trust as filed on January 6, 2016 (accession number 0001193125-16-422384).

COMMENT 1	(Harbor Emerging Markets Debt Fund)

Please mark the Harbor Emerging Markets Debt Fund as inactive in EDGAR.

Response:	The filing was made via EDGAR on February 3, 2016 (accession number 0000793769-16-000056) to modify the status of the Fund to “Inactive”.

COMMENT 2	(MDFP - Line Graph Computation)

In accordance with Instruction 1(d) to Item 27(b)(7), for the Domestic Equity Funds and the International & Global Funds where the minimum investment in the Institutional Class of shares is $50,000, the line graph should reflect an initial investment of $50,000 rather than the $10,000 that is currently displayed.

Response:	Comment No. 2 is accepted.

COMMENT 3	(Portfolio Turnover)

Please explain why Harbor Bond Fund, Harbor Real Return Fund, Harbor Commodity Real Return Strategy Fund and Harbor Unconstrained Bond Fund do not include disclosure in the Fund Summary section of their prospectuses related to the high portfolio turnover.

Response:

We do not believe that the more active trading activity of any of these Funds represents a principal investment strategy. More active trading may result from the implementation of the investment strategies referenced in the Fund Summary – Principal Investment Strategy section but active trading is not by itself a principal strategy for the subadviser to the Funds. Furthermore, we do not believe that this trading activity represents a principal risk for the Funds and that the principal risks currently disclosed do represent what we believe are the principal risks for each Fund.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 15, 2016

We have included disclosure regarding more active and frequent trading in the Additional Information about the Funds’ Investments section of the prospectus because we understand that the Staff has historically held the view that portfolio turnover rates in excess of 100% represent more active and frequent trading. As we anticipate the portfolio turnover rate for each Fund will exceed 100%, we feel it is appropriate to highlight that expectation for prospective investors in each Fund even if it would not rise to the level of a principal strategy or principal risk.

COMMENT 4	(Notes to Financial Statements - Fees and Other Transactions with Affiliates)

Under the “Fees and Other Transactions with Affiliates”, please explain whether or not Harbor Capital Advisors recoups fees previously waived.

Response:	Harbor Capital Advisors does not recoup in any subsequent fiscal year the amounts incurred pursuant to the Expense Limitation Agreements in the Funds’ existing fiscal year.

COMMENT 5	(Fund Summary - Sector Allocation)

(Harbor Capital Appreciation Fund) Upon review of the Fund Summary - Sector Allocation section of the Fund’s most recent annual report, it appears that the Fund has invested (as of October 31, 2015) 38% of its assets in securities of issuers in the information technology sector. Please indicate whether such focus in the information technology sector warrants additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the Fund’s prospectus.

(Harbor Mid Cap Growth Fund) Upon review of the Fund Summary - Sector Allocation section of the Fund’s most recent annual report, it appears that the Fund has invested (as of October 31, 2015) 28.2% of its assets in securities of issuers in the health care sector. Please indicate whether such focus in the health care sector warrants additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the Fund’s prospectus.

(Harbor Small Cap Growth Fund) Upon review of the Fund Summary - Sector Allocation section of the Fund’s most recent annual report, it appears that the Fund has invested (as of October 31, 2015) 28.3% of its assets in securities of issuers in the health care sector. Please indicate whether such focus in the health care sector warrants additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the Fund’s prospectus.

(Harbor Small Cap Growth Opportunities Fund) Upon review of the Fund Summary - Sector Allocation section of the Fund’s most recent annual report, it appears that the Fund has invested (as of October 31, 2015) 31.6% of its assets in securities of issuers in the information technology sector. Please indicate whether such focus in the information technology sector warrants additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the Fund’s prospectus.

(Harbor Mid Cap Value Fund) Upon review of the Fund Summary - Sector Allocation section of the Fund’s most recent annual report, it appears that the Fund has invested (as of October 31, 2015) 29.9% of its assets in securities of issuers in the financials sector. Please indicate whether such focus in the financials sector warrants additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the Fund’s prospectus.

(Harbor Small Cap Value Fund) Upon review of the Fund Summary - Sector Allocation section of the Fund’s most recent annual report, it appears that the Fund has invested (as of October 31, 2015) 25.4% of its assets in securities of issuers in the information technology sector. Please indicate whether such focus in the information technology sector warrants additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the Fund’s prospectus.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 15, 2016

(Harbor Global Growth Fund) Upon review of the Fund Summary - Sector Allocation section of the Fund’s most recent annual report, it appears that the Fund has invested (as of October 31, 2015) 33.1% of its assets in securities of issuers in the information technology sector. Please indicate whether such focus in the information technology sector warrants additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the Fund’s prospectus.

(Harbor Emerging Markets Equity Fund) Upon review of the Fund Summary - Sector Allocation section of the Fund’s most recent annual report, it appears that the Fund has invested (as of October 31, 2015) 31.5% of its assets in securities of issuers in the financials sector. Please indicate whether such focus in the financials sector warrants additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the Fund’s prospectus.

(Harbor Convertible Securities Fund) Upon review of the Fund Summary - Sector Allocation section of the Fund’s most recent annual report, it appears that the Fund has invested (as of October 31, 2015) 33.7% of its assets in securities of issuers in the information technology sector. Please indicate whether such focus in the information technology sector warrants additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the Fund’s prospectus.

Response:	We do not believe these investments warrant additional disclosure regarding such Fund’s exposure to such sector in the respective Fund’s prospectus.

Each Fund has established an investment strategy and policies intended to provide such Fund’s subadviser with the investment flexibility to pursue investment ideas within or across sectors. The Funds’ subadvisers focus primarily on the attractiveness of individual companies across sectors rather than on the attractiveness of particular sectors. It is normally as a result of individual security selection decisions that the Funds may wind up with a larger percentage of investments focused in a particular sector. As a subadviser’s view of the relative attractiveness of individual companies changes over time, we would also expect that a Fund’s weighting in particular sectors would change over time. Accordingly, we do not feel it would be appropriate to identify the specific sectors in the Principal Investment Strategy and/or Principal Risks sections in the Fund’s prospectus.

Within the Global Industry Classification Standard (GICs), we note that there are currently only 10 sectors covering the entire investible universe of companies. These sectors are, therefore, very broad in the types of companies they cover. For example:

•

the information technology sector includes three industry groups, which in turn consist of seven diverse industries, including, internet software & services; IT services; software; communications equipment; technology hardware, storage & peripherals; electronic equipment, instruments & components; and semiconductors & semiconductor equipment;

•

the health care sector includes two industry groups, which in turn consist of six diverse industries, including health care equipment & supplies; health care providers & services; health care technology; biotechnology; pharmaceuticals; and life sciences tools & services;

•

the financials sector includes four industry groups, which in turn consist of eight diverse industries, including, banks; thrifts & mortgage finance; diversified financial services; consumer finance; capital markets; insurance; real estate investment trusts (REITs); and real estate management & development.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 15, 2016

We note that the Funds’ shareholders have the opportunity to review the Funds’ sector allocation percentages on a quarterly basis through Harbor Funds’ website, which is in addition to the sector information provided in the Funds’ Annual and Semi-Annual Reports. We also provide the percentage weightings of each sector within each Fund’s benchmark index so that shareholders can assess how such Fund’s allocation compares to that of the benchmark index. Accordingly, investors are able to observe, on an on-going basis, whether their expectation of where the Fund would normally have greater and lesser exposure to certain sectors is consistent with actual practice, and how that compares to the exposures in the benchmark index.

When considering what the principal risks would be for an investor in a Fund, we believe that the principal risks are first market and issuer specific risks, since the Fund normally utilizes a bottom-up, company by company evaluation process to select securities for investment, and, second, the risks associated with its specific investment style. As appropriate, both of those risks are disclosed in the respective Fund’s prospectus. We believe those principal risk factors appropriately cover the principal risks associated with a Fund having greater exposure to the broad array of companies that make up a particular sector. Furthermore, because these sectors consists of such a broad and diverse array of companies, we do not believe it is practical or truly helpful for investors to try to describe as one principal risk the generic risk associated with investing in companies that comprise such a broad sector. To the extent an investment strategy of a Fund were to change such that security selection was focused on a particular sector, it would be our responsibility to monitor those changes and supplement the disclosure in the respective Fund’s prospectus appropriately.

COMMENT 6

Please confirm that the information about transactions with affiliates that is required to be disclosed in accordance with Regulation S-X is included in the Notes to Financial Statements.

Response:

Information that is required to be disclosed in accordance with Regulation S-X is included in the Notes to Financial Statements. With respect to the Harbor Target Retirement Funds, certain of the information is included within the Financial Statements and the Portfolio of Investments for the respective Fund.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

March 15, 2016

COMMENT 7	(Portfolio of Investments)

Please consider identifying illiquid securities in the Portfolio of Investments. The staff of the Commission believes this is considered a best practice.

Response:	Comment No. 7 is accepted.

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In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Funds do not involve a master/feeder arrangement, (ii) none of the Funds, except the Money Market Fund, is a money market fund, (iii) shares of the Funds may be marketed through banks and/or savings and loan associations and (iv) none of the Funds’ operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Funds may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4428.

Sincerely,
/s/ Jodie L. Crotteau
Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.

Jill Damon, Esq.

Dechert LLP

David G. Van Hooser

Anmarie S. Kolinski

Charles F. McCain, Esq.

Erik D. Ojala, Esq.

Susan A. DeRoche

Harbor Funds

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.